UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                 SEC File Number 0-8567 CUSIP Number 238085-10-4
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(Check One):

[X]  Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

                  For Period Ended:      October  31, 1999
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

Datametrics Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

25B Hanover Road
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Address of Principal Executive Office (Street and Number)

Florham Park, NJ 07932
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribe time period. (Attach Extra Sheets if Needed)

          The Registrant has engaged in various transactions which have significantly taxed its limited personnel and internal resources, including consummating a financing in September 1999. The Registrant is under additional pressures because the Registrant's controller terminated his employment during the last month of the fiscal year. As a result, the Registrant has been delayed in preparing the necessary financial statements and information to be included in its report on Form 10-KSB in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John F. Bradley II, Esq.                   617              345-9800
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           (Name)                           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).    [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or position
     thereof?      [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The anticipated change in the results of operations is due to (1) the settlement of real estate litigation of approximately $1.25 million and (2) the establishment of additional reserves of approximately $2 million for the anticipated sale of the Company's military/defense business.

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                             Datametrics Corporation
                             -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   January 28, 2000                   By   /s/ Daniel Ginns
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                                          Daniel Ginns, Chief Executive Officer,
                                          Chief Financial and Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)